[Ancestry.com Inc. letterhead]

July 16, 2012

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ancestry.com Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 001-34518

Dear Mr. Krikorian:

Set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter dated July 6, 2012 (the “Comment Letter”) with respect to the above referenced Form 10-K (the “Form 10-K”) of Ancestry.com Inc. (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Form 10-K.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 36

1.	You report that as of December 31, 2011, the majority of your subscribers had annual subscription durations, and that these commitments have enhanced your near-term visibility of your revenues and enabled you more effectively manage your growth and provided working capital benefits. You also state that given that annual subscriptions have historically represented a majority of your subscriptions, a large portion of your revenues for each quarter has reflected deferred revenues from subscriptions entered into during previous quarters. In subsequent filings, consider providing quantitative disclosure regarding the percentage of your subscribers that have chosen annual, semi-annually, quarterly and monthly subscriptions so as to provide a better understanding of your operations.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 16, 2012

Response:

In response to the Staff’s comment, the Company intends to include disclosure regarding the duration mix of its total subscriber base in subsequent periodic filings.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-18

2.	We note from your disclosure on page F-20 that you file income tax returns in foreign jurisdictions. Tell us what consideration you gave to including a description of the tax years that remain subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-10-50-15(e).

Response:

We considered taxable income and income taxes in each of the foreign jurisdictions in which we filed income tax returns and determined that such amounts were not material for the fiscal year ended December 31, 2011. The preponderance of taxable income during the fiscal year ended December 31, 2011 was taxable in the United States; taxable income (loss) for the fiscal year ended December 31, 2011 was $99,479,379 in the United States, compared with $683,467 in the United Kingdom, $79,000 in Germany, $65,318 in Canada, $172,655 in Australia, $51,745 in Luxembourg, $(204,537) in Sweden, $(56,292) in France, $2,788 in Italy, $(326,383) in Hong Kong, $(1,348,522) in China, $(5,952,516) in Ireland and $1,594,144 in the Cayman Islands.

The Company intends to continue to evaluate the materiality of the amount of taxable income and income taxes in foreign jurisdictions, and will include disclosure with respect to income taxes in foreign jurisdictions in subsequent periodic filings, as appropriate.

Note 16. Geographic Information, page F-22

3.	We note that you break out your subscription revenues by geographic location. Please tell us what consideration you gave to breaking out your total revenues by geographic location. We refer you to FASB ASC 280-10-50-41a.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 16, 2012

Response:

Subscription revenues represent the preponderance of our total revenues (94.4%, 93.6% and 92.4% in fiscal 2011, 2010 and 2009, respectively). We believe that investors are specifically focused on subscription revenues because subscriptions to our online family history resource, Ancestry.com, represent the core aspect of our business model. Recent trends indicate that subscription revenues are growing at a faster rate than product and other revenues (the other component of total revenues). Additionally, because subscription revenues represent the preponderance of our total revenues, if we were to provide the geographic disclosure based on total revenues instead of subscription revenues, the difference would be immaterial (less than 0.5%) with respect to any one geography. Accordingly, we believe that disclosure of the subscription revenues (and not total revenues) by geographic location is the appropriate disclosure to provide investors in our periodic reports. The Company intends to continue to evaluate the materiality of the product and other revenues, and will include disclosure with respect to geographic location of total revenues in subsequent periodic filings if product and other revenues becomes a larger portion of our business, as appropriate.

*        *        *

Further to the above responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 16, 2012

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (801) 705-7000 or the Company’s counsel, Barbara L. Becker at Gibson, Dunn & Crutcher LLP, at (212) 351-4062.

Sincerely,

/s/ Howard Hochhauser

Howard Hochhauser

Chief Financial Officer and Chief Operating Officer

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 16, 2012

cc:	William Stern
General Counsel and Corporate Secretary
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604

Barbara L. Becker
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193